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                          Holme Roberts & Owen LLC
                          1700 Lincoln, Suite 4100
                           Denver, Colorado 80203


                                May 20, 1994

Associated Natural Gas Corporation
370 17th Street, Suite 900
Denver, Colorado 80202

      Re:  Grand Valley Merger Transaction

Gentlemen:

      We are rendering this tax opinion in connection with the merger of Grand Valley Gas Corporation ("Grand Valley") into Associated Natural Gas, Inc. ("ANGI"), a wholly owned subsidiary of Associated Natural Gas Corporation ("ANGC"). Undefined capitalized terms used in this letter have the same meaning as in the Proxy Statement/Prospectus dated May 20, 1994 relating to the merger (the "Prospectus").

      In rendering this tax opinion, we have examined: (i) the Agreement and Plan of Merger, dated February 21, 1994 among ANGC, ANGI and Grand Valley (the "Merger Agreement"); (ii) the Articles of Merger proposed to be filed with the Secretary of State of Colorado and the Division of Corporations and Commercial Code of Utah, (the "Articles"); (iii) the Prospectus; (iv) the agreements between Grand Valley and its affiliates entered into pursuant to section 6.7 of the Merger Agreement; and (vi) such other documents and instruments as we deemed necessary as a basis for the opinions set forth below.

      In rendering this tax opinion we have assumed that: (i) the Merger Agreement and the Articles set forth the complete agreement among the parties with respect to the Merger and that the Merger and related transactions will be carried out in accordance with the provisions of these documents; (ii) all documents are valid, binding and enforceable in accordance with their terms, and all copies of documents are accurate reproductions of the original documents; (iii) the representations made to us by Grand Valley in the representation letter dated May 20, 1994 and the representations made to us by ANGC in the representation letter dated May 20, 1994, which we have not independently verified, are true

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Associated Natural Gas Corporation
May 20, 1994
Page 2


and correct in all material respects; and (iv) the Merger is a valid merger under applicable state law. If any of these assumptions is not true or accurate, our opinion may be different.

     This tax opinion does not cover the special tax consequences, if any, that might apply to Grand Valley shareholders entitled to special treatment under the code (such as, for example, foreign persons, tax exempt organizations, retirement plans, life insurance companies, regulated investment companies and S corporations) or to Grand Valley shareholders who acquired their shares as compensation or do not hold their shares as a capital asset. The opinion does not cover state, local or foreign tax consequences.

     Our opinion is based on the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations issued thereunder, the official published interpretation of those provisions by the Internal Revenue Service (the "Service") and the courts, all of which are subject to change, which changes could be applied retroactively.

     Opinion.  Subject to the assumptions, qualifications and conditions
     -------
described herein and in the section of the Prospectus captioned "Certain Federal Income Tax Consequences," and based on current federal income tax law, it is our opinion that for federal income tax purposes:

     1.  The Merger will constitute a reorganization within the meaning of section 368(a) of the Code and ANGC, Grand Valley and ANGI will each be a party to the reorganization within the meaning of section 368(b) of the Code;

     2. No gain or loss will be recognized by ANGC, Grand Valley or ANGI as a result of the Merger.

     3. No gain or loss will be recognized by the shareholders of Grand Valley upon their receipt of ANGC common stock in exchange for their Grand Valley common stock.

     4. The aggregate tax basis of the shares of ANGC common stock received in the Merger (including any fractional shares deemed received) by a share-
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Associated Natural Gas Corporation
May 20, 1994
Page 3



    holder of Grand Valley will equal such shareholder's aggregate tax basis in the shares of Grand Valley common stock surrendered in the Merger.

     5. The holding period of the shares of ANGC common stock received by a shareholder of Grand Valley in the Merger will include the holding period of the Grand Valley common stock surrendered in exchange therefor, provided such shares of Grand Valley common stock are held as a capital assets at the Effective Time.

     6. Cash payments in lieu of a fractional share will be treated as if that fractional share of ANGC common stock had been received in the Merger and then redeemed by ANGC. Such redemption should qualify as a distribution in full payment in exchange for the fractional share rather than as a distribution of a dividend. Accordingly, a Grand Valley shareholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment equal to the difference, if any, between such shareholder's basis in the fractional share (as described in paragraph 4 above) and the amount of cash received. Such gain or loss will be capital gain or loss if the ANGC common stock is held as a capital assets at the Effective Time.

     Our opinion may change if the applicable law changes, if any of the facts of the Merger transactions as included in the Prospectus and the Merger documents are inaccurate, incomplete or change, if any of the representations made to us by Grand Valley and ANGC in the representation letters are not true, or if the conduct of the parties is materially inconsistent with the facts reflected in the Prospectus or the Merger documents.

     The opinion does not cover all tax issues with respect to the Merger. The opinion represents our current legal judgment on the specific issues addressed, based on the assumptions, qualifications and conditions described above.



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Associated Natural Gas Corporation
May 20, 1994
Page 4



         We hereby consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name therein.

                                        Very truly yours,

                                        HOLME ROBERTS & OWEN LLC